WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

December 14, 2012

Via EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Re:	Wipro Limited

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed May 16, 2012

File No. 001-16139

Dear Mr. Gilmore:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation of your review and response to its letter dated October 16, 2012. Wipro submits this letter in response to the letter of comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 30, 2012, regarding its Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”). For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.	We have reviewed your response to prior comment 1 and we have the following additional comments

•

Your response indicates that you believe “the presentation of Receivable Days on a quarterly period basis is a more useful representation of the Company’s Receivable Days than on an annual period basis.”

However, your presentation encompasses only the fourth quarter of each annual period. Please revise future filings to disclose Receivable Days for each quarter to enable readers to evaluate trends for the entire annual periods presented in the filing;

•

Your response includes an explanation of how you calculate Receivable Days for the IT Services and IT products segments, however, your disclosures do not explain how you perform the calculations. Considering the number of adjustments made to revenue and receivables, please revise future filings to include disclosure similar to your response and to provide reconciliations to revenue and receivables as reported under IFRS;

•

Your response includes a list of factors that may cause changes in Receivable Days from period to period. To the extent that changes in Receivable Days are significant in the future, please revise future filings to disclose the specific reasons for the changes; and

•	As previously requested, please provide us with your calculation of Receivable Days included in your filing.

RESPONSE

We acknowledge the Staff’s requested disclosures in the Company’s future filings with the Commission and confirm that Wipro will include the requested disclosures in future filings of its Annual Report on Form 20-F with the Commission.

We respectfully submit the following calculation of Receivable Days included in the 2012 Form 20-F.

Receivables Days (DSO) Computation IT Services Segment	(Rupees In Millions)
Details	March 31, 2012
Receivable outstanding as at March 31, 2012 (1)	46,006
Add: Unbilled revenue as at March 31, 2012 (1)	19,778
Less: Unearned revenue as at March 31, 2012 (1)	(6,265)
Add/(Less): Impact of foreign currency exchange (gain)/loss on receivable, unbilled and unearned revenue balances as at March 31, 2012	(791)
Less: Receivable, unbilled and unearned revenue balances of acquired entities as at March 31, 2012	(11,959)
Less: Withholding taxes deducted from payments made by customers as at March 31, 2012	(395)
Less: Advances received from customers as at March 31, 2012	(1)

Adjusted Receivables Balance as at March 31, 2012 (A)	46,373

Revenue - IT Services Segment	March 31, 2012
IT Services Revenue as per Segment Reporting for the quarter ended March 31, 2012	75,897
Add: Taxes on revenue (Sales tax, value added taxes, service tax)	2,395
Add/(Less): Impact of foreign currency exchange (gain)/loss (net) (2)	797
Less: Revenues for quarter ended March 31, 2012 from customers located in India and Middle East Region to remove the impact of integrated contracts where IT Services and IT Products are primarily provided with multi-year payment plans.	(7,371)
Less: Revenues for quarter ended March 31, 2012 of acquired entities	(12,847)
Add: Others(3)	1,145

Revenue for the quarter ended March 31, 2012 considered for DSO Computation (B)	60,016

Computation of the Receivables Days (DSO) = A / B * 90	70

Notes:

1.

Excludes receivable, unbilled and unearned revenue balances of IT Services Segment from customers located in India and the Middle East region to remove the impact of integrated contracts where IT Services and IT Products are primarily provided with multi-year payment plans.

2.	Net ERF adjusted in IT Services Segment is as under:
	(i) Foreign currency exchange (gain)/loss included in IT Services Segment Revenue	(535)
	(ii) Realised loss/(gain) on cashflow hedge recognised as revenue on occurance of the hedged forecast transaction	1,332

	Net ERF (gain)/losses adjusted in Revenue for DSO computation	797

3.	Others include:
	Revenue on sale of products to customers located outside India and Middle East region considered under IT Products Segment for Segment Reporting purpose	1,145

Receivables Days (DSO) Computation IT Products Segment	(Rupees In Millions)
Details	March 31, 2012
Receivable outstanding as at March 31, 2012(1)	25,326
Add: Unbilled revenue as at March 31, 2012(1)	10,271
Less: Unearned revenue as at March 31, 2012(1)	(3,208)
Less: Receivables sold on non-recourse basis as at March 31, 2012	(2,606)
(Represents internal financing by Corporate Treasury to IT Products Segment on sale of certain receivables on non-recourse basis)
Less: Withholding taxes deducted from payments made by customers as at March 31, 2012	(2,350)
Add/(Less): Advances received from customers and certain other advances(2)	1,435
Add: Others	24

Adjusted Receivables Balance (A)	28,892

Revenue - IT Products Segment	March 31, 2012
IT Products Revenue as per Segment Reporting for the quarter ended March 31, 2012	9,370
Add: Taxes on revenue (Sales tax, value added taxes, service tax)	1,163
Add/(Less): Impact of foreign currency exchange (gain)/loss (net)	(8)
Add: Revenues for the quarter ended March 31, 2012 from customers located in India and Middle East Region to remove the impact of integrated contracts where IT Services and IT Products are primarily provided with multi-year payment plans	7,371
Less: Others(3)	(1,145)

Net Revenue considered for DSO Computation (B)	16,751

Computation of the Receivables Days (DSO) = A / B * 90	155

Notes:

1.

Includes receivable, unbilled and unearned revenue balances of IT Services Segment from customers located in India and the Middle East region to remove the impact of integrated contracts where IT Services and IT Products are primarily provided with multi-year payment plans

2.	Advances received from customer and certain other advances comprises:
	(i) Advance monies received from customers	(442)
	(ii) Unearned revenue balances > 30 days excluded for Receivable Days computation	1,877

	Net Advances received from customer and certain other advances	1,435

3.	Others include:
	Revenue on sale of products to customers located outside India and Middle East region considered under IT Products Segment for Segment Reporting purpose	(1,145)

Notes to Consolidated Financial Statements

Note 18. Income Taxes, page 133

2.	We note your response to prior comment 2. In your response you indicate that readers can determine the per share impact of tax holidays on your results of operations based on disclosures in various areas of the filing. We further note that you “intend to provide additional information and analysis in future reports filed with Commission regarding the expiration of tax holidays and the effect on the Company as such tax holidays near expiration.” In future filings, to the extent tax holidays continue to have a material impact on your results of operations, we believe that the per share impact should be disclosed, as well as the expiration regardless of nearness of expiration.

RESPONSE

We acknowledge the Staff’s requested disclosures in the Company’s future filings with the Commission and confirm that Wipro will include the requested disclosures in future filings of its Annual Report on Form 20-F with the Commission.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and Director

Cc: Raj S. Judge, Esq.